TSINGTAO
青島啤酒

RECEIVED
2007 MAY -1 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

April 20, 2007

The Office of International Corporate F
The Securities and Exchange Commiss
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07022996

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find copies of three documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

Very truly yours,

孙晓航

Xiaohang SUN

(Enclosures)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

April 20, 2007

A. 2006 ANNUAL RESULTS ANNOUNCEMENT.
B. ANNOUNCEMENT FOR RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS.
C. NOTICE OF 2006 ANNUAL GENERAL MEETING.

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

2006 ANNUAL RESULTS ANNOUNCEMENT

The Board of Directors of Tsingtao Brewery Company Limited ("the Company") hereby presents its preliminary consolidated results as of 31 December 2006 prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS) as follows:

I. FINANCIAL INFORMATION

(ALL AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED)

CONSOLIDATED BALANCE SHEET

As at 31 December

	Note	2006 *RMB'000*	2005 *RMB'000*
ASSETS			
Non-current assets			
Property, plant and equipment		5,098,594	5,263,964
Leasehold land and land use rights		676,759	660,197
Prepayment for land use right		17,442	—
Intangible assets		232,493	379,488
Interest in associates		18,576	21,789
Deferred income tax assets	*6*	70,813	21,806
Available-for-sale financial assets		—	993
Other long-term assets		27,258	29,880
		6,141,935	6,378,117
Current assets			
Inventories		1,641,319	1,423,927
Trade receivables		101,180	105,068
Bills receivable		44,979	75,213
Deposits, prepayments and other receivables		415,803	327,272
Pledged bank deposits		19,524	17,570
Cash and cash equivalents		1,213,243	1,248,291
		3,436,048	3,197,341
Total assets		9,577,983	9,575,458
EQUITY			
Capital and reserves attributable to the Company's shareholders			
Share capital	*4*	1,308,219	1,308,219
Other reserves	*5*	3,796,626	3,673,572
Retained earnings			
— Proposed final dividend		287,808	209,315
— Others		(145,224)	(234,716)
		5,247,429	4,956,390
Minority interests		452,294	576,686
Total equity		5,699,723	5,533,076

LIABILITIES

Non-current liabilities			
Borrowings		**53,259**	21,786
Derivative financial instruments		**3,749**	90
Deferred income tax liabilities	6	**16,448**	17,374
Long-term loan due to a shareholder		**117,131**	121,053
Other financial liabilities		**31,800**	—
		222,387	160,303
Current liabilities			
Trade payables		**794,675**	710,997
Bills payable		**250,117**	345,844
Accruals and other payables		**1,766,404**	1,576,309
Deposits and advance from customers		**191,662**	219,005
Taxes payable		**51,106**	61,981
Dividends payable		**—**	12,221
Borrowings		**599,745**	949,171
Current portion of long-term bank loans		**2,164**	6,551
		3,655,873	3,882,079
Total liabilities		**3,878,260**	4,042,382
Total equity and liabilities		**9,577,983**	9,575,458
Net current liabilities		**(219,825)**	(684,738)
Total assets less current liabilities		**5,922,110**	5,693,379

CONSOLIDATED INCOME STATEMENT

Year ended 31 December

	Note	2006 RMB'000	2005 RMB'000
Sales	3	**11,677,160**	10,019,857
Cost of goods sold		**(8,003,086)**	(6,978,719)
Gross profit		**3,674,074**	3,041,138
Other gains — net	8	**92,674**	102,804
Selling and marketing expenses		**(2,020,660)**	(1,654,863)
Administrative expenses		**(837,020)**	(770,791)
Other operating loss, net		**(255,390)**	(138,987)
Operating profit		**653,678**	579,301
Finance expenses — net	9	**(26,899)**	(43,269)
Share of profit/(loss) of associates		**1,041**	(4,370)
Profit before income tax		**627,820**	531,662
Income tax expense	7	**(179,063)**	(188,356)
Profit for the year		**448,757**	343,306
Attributable to:			
Shareholders of the Company		**447,867**	306,589
Minority interests		**890**	36,717
		448,757	343,306
Earnings per share for profit attributable to the shareholders of the Company during the year (expressed in RMB per share)			
— Basic and diluted	10	**0.34**	0.25
Dividends	11	**287,808**	209,315

NOTES

1. BASIS OF PREPARATION

The consolidated financial statements of Tsingtao Brewery Company Limited (the "Company") and its subsidiaries (together the "Group") have been prepared in accordance with HKFRS. The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for sale financial assets derivative instruments which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

(a) Amendments to published standards effective in 2006

The following amendments to standards are mandatory by financial periods beginning on or after 1 January 2006.

- HKAS 21 Amendment — Net Investments in a Foreign operation. This amendment does not have material impact on the Group's consolidated equity; and
- HKAS 39 and IFRS 4 Amendment — Financial Guarantee Contracts. This amendment has assessed to have no significant effect to the Group.

(b) New standards, interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 May 2006 or later periods that the Group has not early adopted:

- HK(IFRIC) — Int 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). HK(IFRIC) — Int 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply HK(IFRIC) — Int 10 from 1 January 2007, but it is not expected to have any impact on the Group's accounts; and

- HKFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after 1 January 2007. HKAS 1, "Amendments to capital disclosures", effect for annual periods beginning on or after 1 January 2007. The Group assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of HKAS 1. The Group will apply HKFRS 7 and the amendment to HKAS 1 from annual periods beginning 1 January 2007.

(c) Interpretation to existing standards that are not yet effective and not relevant to the Group's operations

The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 May 2006 or later periods but are not relevant to the Group's operations:

- HK(IFRIC) — Int 8, Scope of HKFRS 2 (effective for annual periods beginning on or after 1 May 2006). HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments — where the identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of HKFRS 2. Management does not expect this interpretation to have material impact on the Group;

- HK(IFRIC) — Int 7, Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies (effective from 1 March 2006). HK(IFRIC) — Int 7 provides guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional Currency, when the economy was not hyperinflationary in the prior period. As none of the group entities has a currency of a hyperinflationary economy as its functional currency, HK(IFRIC) — Int 7 is not relevant to the Group's operations;

- HK(IFRIC) — Int 9, Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006). HK(IFRIC) — Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment if required. As none of the group entities has changed the terms of their contracts, HK(IFRIC) — Int 9 is not relevant to the Group's operations.

- IFRIC-Int 11 - IFRS2, Group and Treasury Share Transaction (effective for annual periods beginning on or after 1 March 2007). IFRIC-Int 11 provides guidance on the how to apply requirements of IFRS 2 when involving the equity instruments of the parent or subsidiaries and when involving the purchase of the entity's own equity instrument from third parties. As the Company's Article of Association does not provide any provision for treasury share and redemption of the Company's own shares, IFRIC-Int 11 is not relevant to the Group's operation; and

- IFRIC-Int 12, Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008), which gives guidance on the accounting by operation for public-to-private service concession arrangement. As the Group does not engage into such operations, IFRIC-Int 12 is not relevant to the Group's operation.

(d) Standards, amendments and interpretations effective in 2006 but not relevant for the Group's operations

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2006 but are not relevant to the Group's operations:

- HKAS 19 Amendment — Employee Benefits;
- HKAS 39 Amendment — Cash Flow Hedge Accounting of Forecast Intragroup Transactions;
- HKAS 39 Amendment — The Fair Value Option;
- HKFRS 6, Exploration for and Evaluation of Mineral Resources;
- HKFRS 1 Amendment — First-time Adoption of International Financial Reporting Standards and HKFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;
- HK(IFRIC) — Int 4, Determining whether an Arrangement contains a Lease;
- HK(IFRIC) — Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and
- HK(IFRIC) — Int 6, Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment.

2. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

2.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of each identified cash-generating units have been determined based on value-in-use calculations.

For the year ended 31 December 2006, the Group had reported impairment losses amounting to RMB151,061,000 (2005: 46,350,000) for impairment loss on goodwill based on such calculations. There are two critical estimates adopted in the calculations, the expected gross margin of product sales and the pre-tax discount rate.

The Group would not be able to reverse any impairment losses on goodwill recognized if the actual gross margin had been higher or the pre-tax discounted rate lower than management's estimates.

(b) Estimated impairment of property, plant and equipment

The Group also tests whether property, plant and equipment have suffered any impairment, whenever events or changes in circumstances, indicate that the carrying amount may not be recoverable. Similar to impairment of goodwill, the recoverable amounts of the property, plant and equipments have been determined based on value-in-use calculations. These calculations require the use of estimates which are similar to (a) stated above.

For the year ended 31 December 2006, the Group reported impairment losses amounting to RMB163,688,000 (2005: 141,545,000) for property, plant and equipment based on such calculations.

If the estimated gross margin at 31 December 2007 had been 10% lower than management's estimates at 31 December 2006, the Group would have to recognised a further impairment against property, plant and equipment by RMB60,023,000 (unaudited).

If the estimated pre-tax discount rate applied to the discounted cash flows adopted in the value-in-use calculations had been 10% higher than management's estimates, the Group would have to recognised a further impairment against property, plant and equipment by RMB36,496,000 (unaudited).

If the actual gross margin had been 10% higher or the pre-tax discounted rate had been 10% lower than management's estimates, in 2007 the Group would be able to reverse the impairment losses by RMB53,537,000 (unaudited) and RMB40,613,000 (unaudited) that arose on these assets recognized in the current year for the year ending 31 December 2007.

3. SEGMENT INFORMATION

(a) Primary reporting format — geographical segment

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	31 December 2006						
	Qingdao Region *RMB'000*	Other Shandong Region *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	4,229,615	1,027,676	2,566,863	3,526,259	326,747	–	11,677,160
Inter-segment sales	143,139	773,931	112,723	61,593	–	(1,091,386)	–
	4,372,754	1,801,607	2,679,586	3,587,852	326,747	(1,091,386)	11,677,160
Results							
Segment results	913,544	(154,413)	(97,999)	(81,084)	113,478	–	693,526
Unallocated expenses, net							(39,848)
Operating profit							653,678
Finance costs							(26,899)
Share of profit of associates	1,041	–	–	–	–	–	1,041
Profit before income tax							627,820
Income tax expense							(179,063)
Profit for the year							448,757
Other information							
Depreciation	93,477	72,657	119,367	227,395	684		513,580
Amortisation	7,322	1,434	17,278	3,788	–		29,822
Impairment of property, plant and equipment	5,952	42,618	47,558	67,560	–		163,688
Impairment of good will	–	–	20,166	130,895	–		151,061

	31 December 2005						
	Qingdao Region *RMB'000*	Other Shandong Region *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	3,176,886	983,235	2,429,194	3,163,791	266,751	–	10,019,857
Inter-segment sales	226,626	403,067	55,950	84,887	–	(770,530)	–
	3,403,512	1,386,302	2,485,144	3,248,678	266,751	(770,530)	10,019,857
Results							
Segment results	513,371	(68,315)	47,057	76,202	40,933	–	609,248
Unallocated expenses, net							(29,947)
Operating profit							579,301
Finance costs							(43,269)
Share of loss of associates	(4,370)	–	–	–	–	–	(4,370)
Profit before income tax							531,662
Income tax expense							(188,356)
Profit for the year							343,306
Other information							
Depreciation	99,521	82,649	120,744	235,349	665	–	538,928
Amortisation	5,367	3,592	6,879	20,716	–	–	36,554
Impairment of property, plant and equipment	13,576	31,831	26,559	69,579	–	–	141,545
Impairment of goodwill	–	–	42,180	4,170	–	–	46,350

Segment assets consist primarily of property, plant and equipment, intangible assets, investments in associates, inventories, trade and other receivables, and cash and cash equivalents. Unallocated assets comprise deferred taxation and available-for-sale financial assets.

Segment liabilities comprise operating liabilities. Unallocated liabilities comprise items such as taxation and borrowings including related hedging derivatives.

Capital expenditure comprises additions to property, plant and equipment leasehold land and land use rights, and intangible assets.

The segment assets and liabilities at 31 December 2006 and capital expenditure for the year then ended are as follows:

	As at 31 December 2006						
	Qingdao Region RMB'000	Other Shandong Region RMB'000	Huabei Region RMB'000	Huanan Region RMB'000	Overseas RMB'000 (Note a)	Eliminations RMB'000	Consolidated RMB'000
Assets							
Segment assets	5,812,330	1,696,896	2,226,120	5,116,957	—	(6,224,860)	8,627,443
Interests in associates	18,576	—	—	—	—	—	18,576
Unallocated assets							931,964
							9,577,983
Liabilities							
Segment liabilities	703,127	712,130	793,028	2,579,692	—	(1,964,206)	2,823,771
Unallocated liabilities							1,054,489
							3,878,260
Capital expenditure	148,646	30,929	343,802	104,673	1,323	—	629,373

The segment assets and liabilities at 31 December 2005 and capital expenditure for the year then ended are as follows:

	As at 31 December 2005						
	Qingdao Regions RMB'000	Other Shandong Regions RMB'000	Huabei Regions RMB'000	Huanan Regions RMB'000	Overseas RMB'000 (Note a)	Eliminations RMB'000	Consolidated RMB'000
Assets							
Segment assets	5,885,759	1,485,587	2,217,406	4,943,403	—	(5,735,037)	8,797,118
Interests in associates	21,789	—	—	—	—	—	21,789
Unallocated assets							756,551
							9,575,458
Liabilities							
Segment liabilities	581,408	537,362	594,413	1,909,570	—	(997,283)	2,625,470
Unallocated liabilities							1,416,912
							4,042,382
Capital expenditure	120,208	45,719	125,940	1,031,880	2,842	—	1,326,589

Note a: The segment represents sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiaries or the Group's PRC branches and subsidiaries established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

(b) Secondary reporting format — business segment

The Group is mainly engaged in the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

4. SHARE CAPITAL

As at 31 December 2006, the authorised registered share capital of the Company was RMB1,308,219,178 (2005: RMB1,308,219,178) of RMB1 each.

	31 December 2006		31 December 2005	
	RMB'000	Number of *shares('000)*	*RMB'000*	Number of *shares('000)*
State shares (a)	—	—	399,820	399,820
PRC legal person shares (a)	—	—	53,330	53,330
PRC public shares subject to restriction (a)	417,395	417,395	—	—
PRC public shares ("A Shares")	235,755	235,755	200,000	200,000
Overseas public shares ("H Shares")	655,069	655,069	655,069	655,069
	1,308,219	1,308,219	1,308,219	1,308,219

As at 31 December 2006, all issued share capital had been fully paid up.

(a) According to the shareholding restructuring scheme approved in an A shares shareholders meeting in October 2006, the shareholders of the State shares and PRC legal person shares (collectively defined as the "Non Public Shares") offered to the then A share shareholders 35,755,495 shares of their shares and a cash consideration of RMB48,000,000 in return for the conversion of the Non Public Shares into A shares, subject to certain disposal restrictions imposed that the shareholders of the Non Public Shares shareholders will not sell the shares which gain liquidity within a period of five years. In addition, the Non Public Shares shareholders, being the substantial shareholder of the Company, also undertake to appropriate 70% of the available profit of the Company as dividends for a period of 3 years.

Following the completion of the above transactions, Qingdao State Assets Supervision and Administration Committee transferred its equity interests held in the Company to its wholly owned subsidiary, Tsingtao Beer Group Company ("TB Group Company") and TB Group Company began to be the substantial shareholder of the Company.

5. OTHER RESERVES

	Share premium *RMB'000*	Capital reserve *RMB'000*	Surplus reserve *RMB'000*	Public welfare fund *RMB'000*	Cumulative translation adjustments *RMB'000*	Total *RMB'000*
Balance at 1 January 2005	2,115,258	17,252	276,289	222,493	(1,204)	2,630,088
Profit appropriation to surplus reserve	—	—	52,858	—	—	52,858
Profit appropriation to public welfare fund	—	—	—	47,430	—	47,430
Conversion of convertible bonds	942,973	—	—	—	—	942,973
Translation difference	—	—	—	—	223	223
Balance at 31 December 2005	3,058,231	17,252	329,147	269,923	(981)	3,673,572
Balance at 1 January 2006	3,058,231	17,252	329,147	269,923	(981)	3,673,572
Transfer	—	—	269,923	(269,923)	—	—
Profit appropriation to surplus reserve	—	—	70,567	—	—	70,567
Translation difference	—	—	—	—	3,986	3,986
Transactions with minority shareholders *(a)*	—	48,501	—	—	—	48,501
Balance at 31 December 2006	3,058,231	65,753	669,637	—	3,005	3,796,626

(d) Purchase or disposal of equity interests in subsidiaries from/to minority shareholders:

During the year, the Group transferred the equity interests of several subsidiaries directly held by the Company to its regional sales companies in order to further streamline the operational and reporting structures,. These transactions resulted in changes in the effective equity interests held by the Company in certain non wholly-owned subsidiaries and the Group recorded such changes in equity. A summary of such equity interest changes is as follows:

Name of subsidiary	**Reduction in minority interests and credited to equity** *RMB'000*
Tsingtao Brewery (Gansu) Nongken Company Limited	12,171
Tsingtao Brewery (Xuzhou) Company Limited	13,431
Tsingtao Brewery (Zhuhai) Company Limited	8,169
Tsingtao Brewery (Anshan) Company Limited	7,466
Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company")	6,304
Others	960
Total	48,501

6. DEFERRED INCOME TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the applicable principal taxation rates of entities within the Group from 15% to 33% (2005: same).

The movements in deferred tax assets/liabilities are as follows:

(i) Deferred tax assets

	Fair value adjustment on depreciation		Impairment provison		Others		Total	
	2006 *RMB'000*	2005 *RMB'000*	**2006** *RMB'000*	2005 *RMB'000*	**2006** *RMB'000*	2005 *RMB'000*	**2006** *RMB'000*	2005 *RMB'000*
At 1 January	**4,206**	4,623	**–**	–	**17,600**	1,622	**21,806**	6,245
(Credited)/charged to the income statement	**(417)**	(417)	**9,395**	–	**40,029**	15,978	**49,007**	15,561
At 31 December	**3,789**	4,206	**9,395**	–	**57,629**	17,600	**70,813**	21,806

(ii) Deferred tax liabilities

	Fair value adjustment on depreciation	
	2006 *RMB'000*	2005 *RMB'000*
At 1 January	**17,374**	18,300
Credited to income statement	**(926)**	(926)
At 31 December	**16,448**	17,374

As at 31 December 2006, deferred tax assets were mainly recognised for temporary differences arising from fair value adjustments made on depreciation of fixed assets acquired in business combinations; and certain promotion expenses not allowed for current year tax deduction claims, to the extent that realisation of such tax benefits through future taxable profits is probable.

In addition, the Group also had aggregate unrecognised deferred tax assets amounting to approximately RMB495,299,000 (2005: RMB458,222,000) mainly attributable to tax losses of subsidiaries of approximately RMB1,769,580,000 (2005: RMB1,628,524,000) carried forward, which will expire in the period from 2007 to 2011; fair value adjustments made on depreciation of fixed assets of approximately RMB39,000,000 (2005: RMB42,000,000); provision for realisation losses and impairment losses of receivable balances; and inventories and fixed assets of approximately RMB258,607,000 (2005: RMB178,745,000). Deferred tax assets had not been recognised due to the fact that there is no certainty of their respective realisation through available future taxable profits.

7. TAXATION

(a) **Income tax expenses**

	Year ended 31 December 2006 *RMB'000*	2005 *RMB'000*
Hong Kong profit tax *(i)*	**3,161**	1,329
PRC enterprise income tax *(ii)*	**225,835**	203,514
Deferred income tax *(note 6)*	**(49,933)**	(16,487)
	179,063	188,356

(i) ***Hong Kong Profits tax***

Hong Kong profit tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year.

(ii) ***PRC enterprise income tax ("EIT")***

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

Tax concessions and holidays entitled by the Group:

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, which is effective from the date of establishment of the Company and until there is further changes of the relevant laws and regulations. The Company also received a confirmation from the Ministry of Finance of Qingdao on 23 March 1997 that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Chenzhou) Company Limited and Tsingtao Brewery (Xiamen) Company Limited were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first year of profit-marking after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. 2006 is the fifth profitable year of Chenzhou Company and the third profitable year of Xiamen Company. Accordingly, EIT for Chenzhou Company and Xiamen Company were provided at reduced rates of 16.5% and 7.5%, respectively.

Shenzhen Tsingtao Brewery Huanan Sales Company Limited, Shenzhen Tsingtao Brewery Huanan Holding Company Limited, Shenzhen Tsingtao Brewery Asahi Company limited, Tsingtao Brewery (Zhuhai) Company Limited and Tsingtao Brewery (Dongnan) Sales Company Limited were established in Shenzhen, Zhuhai and Xiamen Special Economic Zones for the PRC where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the year.

Changes in Enterprise Income Tax Law in the PRC:

On 16 March 2007, the 10th National Peoples Congress of PRC approved the PRC Enterprise Income Tax Law ("EIT Law"), being effective on 1 January 2008. This new EIT Law stipulates the applicable income tax rate at 25% for domestic enterprises in PRC. The transitional rules for the existing preferential tax rates and other tax incentives will be stipulated and announced by the government authorities.

Pending the release of detailed transitional measures from the relevant government authorities regarding the preferential tax rates enjoyed by the Company and some of its subsidiaries, the directors of the Company are not in a position to fully assess the impact of the new EIT Law to the financial position of the Group as at 31 December 2006. However, for the deferred tax assets recognised for accrual balances made for accounting purposes but not deductible for taxation purposes, which accounted for a majority portion of the deferred tax assets at RMB13,184,000 recognised at the year end, the directors are confident that such temporary differences will be reversed in 2007 and therefore, will not be affected by the implementation of the new tax rate. For the remaining deferred tax assets recognized for fair value adjustments and impairment provision of RMB13,184,000, should all tax filing entities in the Group be subject to a tax rate at 25% from 1 January 2008 onwards, the Group would recognize an additional deferred tax assets of approximately RMB5,035,000.

Reconciliation of weighted average applicable tax rate to effective tax rate:

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Weighted average applicable tax rate	**12%**	17%
Loss sustained by subsidiaries of which no deferred tax assets have been recongnised	**19%**	18%
Others	**(2%)**	—
Effective tax rate	**29%**	35%

The decrease in weighted average applicable tax rate is caused by a change in the profitability of the Group's entities subject to different tax rates as stated above.

(a) Value-added tax ("VAT")

According to "the People's Republic of China Value-added Tax Temporary Regulations" ("VAT Regulations"), the Group is subject to output VAT calculated at 17% of the domestic sales value of tangible goods. In addition, it is subject to a refund of 13% on its export sales of products based on an "exempt, credit, refund" policy enacted. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deductible against output VAT on its sales in order to arrive at the net VAT amount payable to the PRC government.

(b) Consumption tax

Beers production, manufacturing consignment and beer product importation activities undertaken by the Group are subject to consumption tax in the PRC. For beer with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer sold below that price, the consumption tax is levied at RMB220 per ton.

8. OTHER GAINS — NET

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Derivative instruments:		
— foreign exchange forward contracts: transactions not qualifying for hedge accounting	**4,132**	(1,582)
Amortisation of deferred gain arising from the issuance of convertible bond	**—**	12,641
Interest income	**22,499**	16,886
Government grants *(i)*	**66,043**	74,859
	92,674	102,804

(i) In connection with the acquisitions of certain subsidiaries of the Group in prior years, the Group entered into various agreements with the relevant municipal governments that these subsidiaries could enjoy certain financial incentives granted by the governments, mainly including financial subsidies determined with reference to the amounts of taxes paid by these subsidiaries.

9. FINANCE EXPENSES

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Interest on bank loans	**39,473**	69,327
Net foreign exchange translation gains	**(12,574)**	(26,058)
	26,899	43,269

10. EARNINGS PER SHARE

Earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

	Year ended 31 December	
	2006	2005
Profit attributable to share holders of the Company (RMB'000)	**447,867**	306,589
Weighted average number of ordinary shares in issue (thousands)	**1,308,219**	1,238,174
Basic earnings per share (RMB per share)	**0.34**	0.25

The diluted earnings per share information was the same as basic for 2006 and 2005 as there were no dilutive potential ordinary shares as of 31 December 2006 and 2005.

11. DIVIDENDS

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Proposed final dividend of RMB0.22 (2005: RMB0.16) per share	287,808	209,315

The dividends paid during the year ended 31 December 2006 were for final dividends of 2005 at RMB209,315,000 (RMB0.16 per share) (2005: final dividend for 2004 at RMB196,233,000) (RMB0.15 per share). At the board of directors meeting on 19 April 2007 the directors proposed a final dividend in respect of 2006 of RMB0.22 per share, amounting to an aggregate amount of RMB287,808,000. This proposed dividend will be approved at the Annual General Meeting and shown as appropriations in the year ending 31 December 2007.

RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HKFRS

The Group has prepared a separate set of financial information for the year ended 31 December 2006 in accordance with "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" and relevant regulations ("PRC GAAP") for shareholders of A shares of the Company.

Differences between PRC GAAP and HKFRS give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effects of the material differences between PRC GAAP and HKFRS are summarised and explained in the following table:

Impact on the consolidated net assets:

	As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
Net assets as per accounts prepared under PRC GAAP	**5,223,722**	4,941,430
HKFRS adjustments:		
Adjustments arising from different exchange rates used in valuation of carrying values of fixed as sets under HKFRS and PRC GAAP	**141,253**	141,253
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(141,253)**	(140,887)
Difference between the accounting for business combination under PRC GAAP and HKFRS	**(26,757)**	(49,332)
Adjustment for negative goodwill brought forward to retained earnings upon adoption of HKFRS 3 on 1 January 2005	**71,760**	80,971
Recognition of derivative financial instruments at fair value	**(3,659)**	(90)
Deferred tax liability arising from depreciation of fixed assets	**(5,090)**	(5,090)
Difference between the accounting for impairment loss of tangible and intangible assets	**(16,705)**	—
Goodwill impairment loss recognised upon cessation of business of a subsidiary	**—**	(9,121)
Others	**4,158**	(2,744)
Net assets attributable to the Company's shareholders as per financial statements prepared under HKFRS	**5,247,429**	4,956,390

impact on the consolidated net profit:
Year ended 31 December

	2006 *RMB'000*	2005 *RMB'000*
Net profit under PRC GAAP	**434,897**	303,958
HKFRS adjustments:		
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(366)**	(11,480)
Waiver of loans and other share premium adjustment	**10,526**	8,248
Deferred tax liability and assets arising from depreciation of fixed assets	**557**	557
Difference between the accounting for business combination under PRC GAAP and HKFRS	**22,575**	15,140
Difference in accounting for interest expenses relating to the convertible bonds	**—**	9,764
Recognition of derivative financial instruments at fair value	**(3,659)**	(10,802)
Difference in goodwill and fixed assets impairment following the differences in initial recognition under PRC GAAP and HKFRS	**(16,705)**	(9,121)
Others	**42**	325
Profit attributable to shareholders of the Company under HKFRS	**447,867**	306,589

II. MANAGEMENT DISCUSSION AND ANALYSIS

1. Review of Operations

In 2006, the domestic brewery sector kept its steady development momentum driven by the steady growth of China's economy. Its annual sales volume reached 351.5 million hl with a year-on-year growth of 14.7%, which helped it become one of the largest countries in terms of beer production and consumption, and the markets with fastest development pace in the world for the fourth year in consecution. In 2006, the market share of top 10 domestic beer producers reached 62.4%, 1.4 percentages up from the previous year, with the further market centralization due to the integration within the brewery sector. Meanwhile, the competition becomes fiercer under the rapid growth of output capacity as a result that the organic growth of breweries is gradually transforming from focusing on M&A to greenfields and expansion due to the hike of M&A price. Despite of these reasons, the prospect of the brewery sector is still promising with the development of domestic economy and the improvement of consumption level.

The Company pushed the steady growth of operational results by actively introducing updated management ideas, tools and methods with open mind by insisting on the orientation of markets and continuous internal management, mechanism reform and system integration. In 2006, the Company realized its sales volume to record high of 45.4 million hl, 11.5% up from 2005, in which that of principal brand reached 16.3 million hl, 22% up from the previous year; according to HKFRS, sales income of RMB11.68 billion, 16.5% up from the previous year; profit attributable to shareholders of RMB448 million, 46% up from the previous year; sales volume in overseas markets 0.65 million hl, 25.7% up from the previous year. It appeared a good trend that the growth of profit greater than that of sales income, and the growth of sales income greater than that of sales volume. To reward its shareholders, the Company has been adopting a steady dividend policy with a relatively high percentage in recent years. The Board of Directors proposed RMB0.22 per share as dividend for the year of 2006.

In 2006, due to the changes of competition environment, the Company proposed a development strategy of both focusing on the integration and expansion. As a result of it, the Company started Expansion Project of Increasing 2 million hl in Tsingtao Brewery No. 2, Relocation and Expansion of 1.5 million hl of Tsingtao Brewery (Xuzhou) Pengcheng Company, a greenfield of 4 million hl in Jinan, capital of Shandong Province. It would create important and far-reaching influence in further improving its domestic strategic network, increasing market share and promoting competitive power of the Company after the completion of aforesaid projects.

As the official sponsor of Beijing 2008 Olympic Games, the Company dedicated to the spreading of Olympic spirits by carrying out a series of activities of Olympic marketing, such as "Tsingtao Beer — I Am the Champion", caravan road-show "Around China", to have more general people pay attention to the Game, experience the Game and support the Game. Based on such opportunity and platform, these activities promote the market influence of Tsingtao brand and realize the harmonious combination of corporate interests and social interests. Tsingtao Beer was ranked No. 1 of "Top 500 Most Valuable Brands in China" in 2006 again among the beer brands by the World Brand Lab with its brand value as high as RMB22.473 billion.

The Company's latest corporate culture is more open and innovative, while the concept of innovative management and continuous improvements have been recognized by its staff. It brings out the marketing mode of "Three-in-one" firstly in the sector by harmoniously combining and utilizing the three means of brand propaganda, consumers' experience and product sales. In the same time, the Company goes on to deepen its organizational reform to realize the information sharing and complementation so as to optimize the synergetic effect of strategy. The continuous improvements in management greatly support the Company's sustainable development.

In 2006, the scientific research result of 'The development and Application of Brewing Technology with High Efficiency and Low Energy Consumption' won "2006 National Sci-Tech Progress Award (II)". This technology can not only reduce the resource consumption of water, coal, vapor during the production of beer, but also reduce the fermentation cycle as well, which is a break-through innovation in the brewery sector, and efficiently promotes the Company to improve its output capacity, reduce energy consumption, and so on.

2. Outlook for 2007

For the year of 2007, the Company will follow the guideline of "Utilizing all external and internal opportunities, focusing on brands, strengthening promotion, to maintain consistence between strategy and implementation; establishing detailed management mode, efficiently utilizing resources, absorbing human resources, to improve the synergetic ability of value chain", to carry out the Olympic marketing activities in the theme of "Passion with Olympics", and follow the "1+3" strategic brand planning target to promote the integration between Tsingtao brand and the other three brands of Hans, Shanshui and Laoshan; further strengthen the professional management and promote the operational capability of value chain, to realize the harmony and consistence of the Company's general strategy, functional strategy and regional strategy.

The year of 2007 will be the first year of implementing the strategy of both focusing on integration and expansion. Therefore, the Company will strive to have its sales volume reach 50.8 million hl, in which Tsingtao Beer will reach 19 million hl. The Board thinks this target positive and aggressive, and believes the management team will make any efforts to realize this target despite of the difficulties.

III. DIVIDENDS

The Board of Directors proposed a final dividend of RMB0.22 per share for the year ended on 31 December 2006. The proposed distribution is subject to the review and approval at the Company's 2006 Annual General Meeting.

IV. SHARE CAPITAL

1. During the reporting period, no changes ever occurred in the number of share capital of the Company.

2. During the reporting period, no listed shares of the Company were purchased, sold or redeemed by the Company or any of its subsidiaries.

V. CORPORATE GOVERNANCE

As for the year ended on 31 December 2006, the Company was in compliance with the provisions in *Code on Corporate Governance Practices ("the Code")* as set out in the Appendix 14 of the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")*. And the details of implementing the *Code* will be set out in the *Corporate Governance* in the 2006 Annual Report.

VI. AUDIT COMMITTEE

It sets up Audit and Finance Committee under the Board of Directors of the Company in compliance with the requirements in Rule 3.21 of the *Listing Rules*, and the Audit and Finance Committee has reviewed the audited 2006 Annual Results of the Company.

VII. SIGNIFICANT EVENTS

1. Material Litigations and Arbitrations

For the lawsuit disclosed in the Company's 2001 Annual Report that Qingdao Guangming General Company ("Guangming Company") prosecuted the Company for breach of the Sales Contract, the Supreme People's Court made final judgment on 21 November 2005 that, the Company compensated Guangming Company approximately RMB24,850,000 (the Company had accrued for damage in the 2004 financial statements in accordance with the initial judgment) for the principal of all of its expenses; while Guangming Company was requested to pay RMB6,590,000 for the goods, and return the vehicles and beer appliance occupied by it to the Company. After the case entered the procedure of execution in January 2006, the Company and Guangming Company had completed the hand-over of materials including vehicles and equipment in February 2006; and finalized an execution reconciliation agreement between them and completed the implementation of it in November 2006, with a total payment of RMB20,800,000 to Guangming Company. On 30 November 2006, Shandong Supreme People's Court delivered the determination of conclusion of execution to the Company, and hence the execution of the case was completed.

2. Acquisition, Construction, Sales of Assets and Mergers

(1) Under the approval of the Board, Tsingtao Brewery Hans Baoji Company Limited ("Hans Baoji"), managed by the controlling subsidiary of the Company, signed Assets Sales Agreement in March 2006 with Baoji Brewery Co., Ltd. ("Baoji Brewery"), a related party of the Company, pursuant to which Hans Baoji purchased the brewing-related assets including premises, lands, and machinery and equipment from the East Plant of Baoji Brewery for RMB123.32 million with its own funds in cash. These assets are valued at RMB110.44 million and its original face value is RMB97.8 million. The determination of the purchase price is based on the 11% of the premium of the valued price. At present, the transfer of purchased assets has been completed.

(2) Under the approval of the Board, the Company invests and establishes the first part of a brewery base in Jinan with annual output capacity of 2 million hl, and its planned total output capacity may reach 4 million hl. The total investment for the first part of this project is about RMB300 million. It is expected that the first part of the project will be put into production at the end of 2007. Tsingtao Brewery (Jinan) Company Limited, wholly owned by the Company, was established on 1 November 2006 with registered capital of RMB80 million, which has significant strategic meanings in consolidating and expanding the Company's existing market share in Shandong Province.

3. Guarantees and Trusted Loans Provided to Subsidiaries

In the reporting period, all of the Company's guarantees to the outside were those for bank loans, bills and recurrent loans of its subsidiaries. As of 31 December 2006, the total amount guaranteed by the Company for the bank loans and accepted bills of exchange of its controlling subsidiaries reached RMB483 million, in which including the guarantee to take corresponding responsibilities for a recurrent loan of its wholly-owned subsidiary Tsingtao Brewery (Hong Kong) Trading Company Limited was USD15 million.

In addition to these, Tsingtao Brewery No. 5 Company Limited, the controlling subsidiary of the Company, provided extension guarantee for loans of total amount of RMB24 million applied by Qingdao Tsingtao Beer Asahi Company Limited, in which it holds 40% stake, to the domestic commercial banks. The period of the guarantee is 12 months from 16 July 2006 to 15 July 2007. For further details of it, please refer to the announcement made by the Company both at home and in abroad on 18 July 2006.

In the same period, no trusted wealth management issues occurred. To secure the production and operation of its subsidiaries, about RMB2,589,160,000 in aggregate of trusted loans was provided by the Company to its controlling subsidiaries.

4. Custody

Under the *Entrusted Operation and Management Agreement* and its supplementary agreement signed between the Company and Tsingtao Brewery Group Company Limited ("Group Company"), the Company went on to manage the Group Company's 80% stake in Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") as its custodian and included it into the consolidating scope of financial statements during the reporting period.

VIII. SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

Under the approval of the State-owned Assets Supervision and Administration Commission of the State Council ("SASAC"), SASAC Qingdao has completed the procedures of transfer of 399,820,000 shares (30.56% of listed shares of the Company) registered under its name to its wholly-owned subsidiary Tsingtao Brewery Group Company Limited at nil consideration on 4 April 2007. By now, SASAC Qingdao no longer directly holds any shares in the Company.

IX. SCOPE OF WORK PERFORMED BY PRICEWATERHOUSECOOPERS

The figures in respect of the preliminary announcement of the Group's results for the year ended 31 December 2006 have been agreed by the Company's auditors, PricewaterhouseCoopers, to the amounts set out in the Company's consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers or the preliminary announcement.

Chairman of the Board of Directors
LI Gui Rong

Qingdao, the People's Republic of China
19 April 2007

Directors of the Company as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT FOR RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS

The 5th Board of Directors of Tsingtao Brewery Company Limited ("the Company") held the 10th meeting on 19 April 2007 and attended by 10 of total 11 Directors, in which Director POON Chiu Kwok authorized Director LI Yan to exercise his rights. The Supervisors and Board Secretary sat in the meeting. Chairman LI Gui Rong hosted the meeting, at which reviewed and approved the following matters:

I. Review and approve the Company's 2006 Annual Report (including the 2006 Work Report of the Board of Directors, the 2006 Work Report of the Board of Supervisors and the audited Financial Statements).

II. Review and approve the Company's 2006 Profit Distribution Preliminary Scheme.

1. Profit distributable calculated in accordance with PRC GAAP as base amount of distribution, that is, profit distributable realized in the year together with accumulated surplus profit distributable in previous years, thus the profit distributable for the year is amounted to RMB646,315,899.58;
2. Withdraw Legal Surplus Public Accumulation Fund based on the net profit of 2006 calculated in accordance with PRC GAAP, that is, withdraw 10% of after-tax profit, amounting to RMB43,940,100.97, as Legal Surplus Public Accumulation Fund;

The profits distributable to shareholders of 2006 shall be the difference of the aforesaid base amount of distribution less the withdrawn Legal Surplus Public Accumulation Fund, and together with the balance at the beginning of the year, that is, RMB602,375,798.61.

According to the total amount of profit distributable, the Board of Directors proposed RMB0.22 (A-share with tax) per share in cash as dividend for 2006.

III. Review and approve to re-appoint PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the Company"s domestic auditor and PricewaterhouseCoopers as its international auditor for the year of 2007, and propose the General Meeting authorize the Board of Directors to determine their remunerations.

IV. Review and approve the Feasible Case of Establishing Production Base with Annual Output Capacity of 2 Million HL in Chengdu, Sichuan Province.

It is planned that the annual output capacity of phase 1 of the project may reach 1 million hl with planned total investment of about RMB199 million, and expected to be put into production in May 2008. The Board of Directors believes that the project has important meaning in expansion of South-west market for the Company.

V. Review and approve the Feasible Case of Relocation and Construction of Production Base with Annual Output Capacity of 2 Million HL of Tsingtao Brewery (Rizhao) Company Limited ("Rizhao Company").

The relocation of Rizhao Company will be under the requirements of overall city planning of local government which will promote Rizhao Company's development, thus its annual output capacity will increase to 2 million hl without any additional investments.

VI. Review and approve the Case of Increasing Output Capacity and Adjusting Investment Budget for Tsingtao Brewery (Jinan) Company Limited.

To satisfy the needs of rapid growth of sales in Shandong market, the Company adjusts the phase 1 of the greenfield in Jinan from the previously planned 2 million hl to 3 million hl, and thus increases investment of

RMB98.6 million accordingly. It is expected the project will be put into production in January 2008.

VII. Review and approve the Case of Providing Guarantees for Controlling Subsidiaries of the Company in 2007.

According to the needs in funds of the controlling subsidiaries in 2007, the Company plans to provide guarantee of total amount of RMB589.8 million to its controlling subsidiaries, which accounted for 11.3% of the audited net assets of the Company as at the end of 2006.

Name of Company to be Provided with Guarantee	Period	Amount to be Guaranteed in 2007 (RMB,000)	Ratio of Debt to Asset as at the End of March 2007	Registered Capital (RMB,000)	Shareholding Percent of the Company
Tsingtao Brewery (Rongcheng) Company Limited	2006.5-2007.5	9,800	42%	20,000	70%
Tsingtao Brewery (Luzhou) Company Limited	2006.7-2007.1	8,000	15%	110,111	95%
Shenzhen Tsingtao Brewery (South China) Sales Company Limited	2006.8-2007.8	300,000	66%	20,000	95%
Tsingtao Brewery (Hong Kong) Trading Company Limited	2003.12-2008.12	110,700	66%	40,173	100%
Tsingtao Brewery Import & Export Company Limited	2007.4-2008.4	80,500	16%	10,100	97.7%
Tsingtao Brewery (Rizhao) Company Limited	2007.3-2008.3	40,000	56%	10,000	95%
Tsingtao Brewery (Changsha) Company Limited	2007.3-2008.3	30,000	65%	60,800	70%
Total		580,980			

VIII. Review and approve the Case of Totally Applying Credit Line of RMB5.2 Billion and USD0.15 Billion by the Company from Banks in 2007.

IX. Review and approve the Case of Holding 2006 AGM of the Company.

The aforesaid Case 1-3 should be reviewed and approved at the 2006 AGM of the Company.

Board of Directors
Tsingtao Brewery Company Limited

19 April 2007

Directors of the Company as of the date hereof:
Executive Directors: Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo
Non-executive Directors: Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM
Independent Directors: Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

NOTICE OF 2006 ANNUAL GENERAL MEETING

Notice is hereby given that the Board of Directors of Tsingtao Brewery Company Limited ("the Company") has resolved that the 2006 Annual General Meeting ("AGM") of the Company to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Road East, Qingdao, Shandong Province, the People's Republic of China at 9:00 am on 8 June 2007 (Friday) to conduct the following business:

Ordinary Resolutions:

1. To consider and approve the 2006 Work Report of Board of Directors of the Company.
2. To consider and approve the 2006 Work Report of Supervisory Committee of the Company.
3. To consider and approve the 2006 Financial Statements (audited) of the Company.
4. To consider and determine the 2006 Profit Distribution (including dividends distribution) Scheme.
5. To consider and approve PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the Company's domestic auditor and PricewaterhouseCoopers as its international auditor for the year of 2007, and authorize the Board of Directors to fix their remunerations.

By Order of the Board
YUAN Lu
Company Secretary

Qingdao, the People's Republic of China
19 April 2007

Notes:

I. Closure of Register of Members for H Shares and Qualification for Attending AGM

In order to determine the list of shareholders entitled to attend the AGM, the Register of Members for H Shares of the Company will be closed from 9 May 2007 (Wednesday) to 8 June 2007 (Friday) (both days inclusive). In order to qualify for cash dividends for 2006, any holder to H Shares of the Company must lodge the transfer documents and together with the relevant share certificate(s) at the Company's H Shares registrar, Hong Kong Registrars Limited at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong) before 4:00 pm on 8 May 2007 (Tuesday).

All shareholders who are registered in the Register of Members of the Company before the close of business hour on 9 May 2007 (Wednesday) are entitled to attend the AGM.

II. Proxy

1. Each shareholder having the right to attend and vote at the AGM may appoint one or more proxy(ies) (whether a shareholder or not) to attend and vote on his/her behalf. Should more than one proxy be appointed by a shareholder, such proxies shall only exercise their voting rights on a poll. Each shareholder (or his/her proxy(ies)) shall be entitled to one vote for each share held.
2. Shareholders shall appoint their proxies in writing (i.e. by using the Proxy Form Applicable at Annual General Meeting ("Proxy From") enclosed with this notice or a copy thereof). The Proxy Form shall be signed by the shareholder appointing the proxy or other person authorized by such shareholder. If such shareholder authorize other person to sign the Proxy Form, the Letter of Authorization or other authorization documents must be notarized. Should such shareholder is a legal person, the Proxy Form shall be under seal or signed by its Director or a duly authorized attorney. To be valid, the Proxy Form Applicable at Annual General Meeting and the notarized

Letter of Authorization or other authorization documents must be delivered to the Secretaries' Office of the Board of Directors of the Company 24 hours before the time appointed for the holding of the AGM.

IV. Other Matters

1. The AGM is expected to last half a day. Those who attend the meeting shall bear their own travelling and lodging expenses.
2. The Company's business address: Tsingtao Beer Tower, May Fourth Square, Hongkong Road Central, Qingdao
   Tel: 86-532-85713831 Fax: 86-532-85713240
   Postal Code: 266071
   Contact Person: ZHANG Rui Xiang, WANG Zhi Liang

Directors of the Company as of the date hereof:
Executive Directors: Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo
Non-executive Directors: Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM
Independent Directors: Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok

END